Exhibit 10.1

September 1, 2006

J. Edward Coleman

1829 Hidden Point Road

Annapolis, MD 21409

We need people who believe in the power of technology, who believe in always looking for a better way, and who believe that customer relationships are sacred. We need people who are prepared to ask questions, listen to the answers and deliver results. We need people who have energy as well as talent, values as well as skills, caring as well as experience. Not everybody meets those standards. We think you do.

With that in mind, we are pleased to extend to you the following offer of employment:

•	Position: Chief Executive Officer reporting to Gateway’s Board of Directors with an employment start of September 18, 2006.

•	Director Nomination: You will be nominated to a seat on Gateway’s Board of Directors concurrent with your employment start date. Consistent with Gateway’s Corporate Governance Guidelines, you will not receive any additional compensation for service on the Board.

•	Base Salary: Base salary in the annualized amount of $650,000 per year, payable in accordance with Gateway’s practices (currently bi-weekly).

•	Sign-on Bonus: You will be awarded a sign-on bonus totaling $370,000, consisting of $217,000 in cash and restricted stock units with a value of $153,000. The cash portion of the sign-on bonus will be paid on the first pay date after your first day of employment. The cash portion of your sign-on bonus will be repaid by you to Gateway if your employment is terminated on circumstances under which you would not be entitled to severance, described below, at any time prior to eighteen (18) months after your first date of employment. The restricted stock units will be issued under Gateway’s 2000 Equity Incentive Plan. The number of shares will be based on the market price of Gateway stock on the date you begin employment. The shares will vest annually in equal portions over the course of 3 years.

•	Bonus: You will be eligible to participate in the Gateway Bonus Plan. Your bonus target is 100% of your annual base salary. The bonus plan will have predetermined goals and actual awards will be calculated based on the achievement of those performance goals. The bonus payment you may receive if any, for the balance of 2006 will be prorated based on the date you begin employment and will be paid annually in accordance with the terms of the program.

•	Stock Option Plan: You will be granted non-qualified stock options under Gateway’s 2000 Equity Incentive Plan having a value equal to $1,950,000. The number of shares will be determined by using Gateway’s standard valuation formula based on the market price of Gateway stock on the date you begin employment. The options shall vest at a rate of 25% per year over the course of 4 years.

•	Vacation/Holiday/Sick: You will be eligible for vacation, holiday and sick pay in accordance with Gateway’s standard policies.

•	Health and Medical Benefits: You are eligible on your date of hire to participate in the following Gateway group plans, in accordance with the terms of each respective plan: health, dental, vision, life insurance and Section 125 Flexible Spending Accounts (medical and dependent care spending accounts). You must enroll online within 31 days of your hire date. For additional information about health and medical benefits, you may contact Gateway’s Benefits Helpline at 888-225-7151.

•	401(k) Investment Plan: You will be immediately eligible to enroll in the Retirement Savings Plan. Gateway matches 50% of the first 6% of salary deferral upon enrollment with vesting in Gateway match of 50% after one year of service and 100% after two years of service. You will be automatically enrolled at a contribution rate of 3% of your pretax eligible earnings (base salary only). Your contributions will be invested in the Managed Income Portfolio. If you do not wish to contribute to the Plan, you must change your contribution rate to 0% within the first 30 calendar days of your eligibility. You may also increase or decrease your contribution rate at any time.

•	Relocation: You will be eligible for relocation benefits under Gateway’s relocation plan for executives. You must initiate relocation within one year of your start date in order to be eligible to receive relocation benefits. Details about Gateway’s relocation plan for executives will be provided to you.

•	At-Will Employment: Your employment is for an unspecified term and is to continue only at the mutual will of both you and Gateway. This means that either you or Gateway may terminate the employment relationship at any time, for any reason, with or without cause or prior notice. This at-will aspect of your employment may not be changed or rescinded except by an individual written agreement to the contrary signed by you and the Chairman of Gateway’s Board of Directors.

•	Termination of Employment and Severance

•	Termination by you for Good Reason or by Gateway other than for Death, Disability or for Cause. If you terminate your employment for Good Reason, or if Gateway terminates your employment for any reason other than your death, Disability or for Cause, you shall be entitled to severance compensation equal to (a) twenty four (24) months of your base salary and target bonus, and (b) the amount you would be required to pay under COBRA to maintain your health and medical benefits, at the time of termination (less required withholdings). As a condition to your receipt of severance compensation, you must sign a severance agreement and general release of all claims that is acceptable (in form and substance) to Gateway; provided that the severance agreement and general release will not impose upon you material post-termination obligations other than those set forth in this letter or the Non-Compete, Non-Disclosure and Intellectual Property Agreement and any other obligations customarily imposed upon employees of similar position in such situations.

•

“Cause” shall mean: (a) engaging in any material acts of fraud, theft, embezzlement; (b) engaging in acts or omissions that would constitute violations of any law, ordinance, rule, regulation, or decree that cause harm or injury to

Gateway or that constitute violations of Gateway’s Code of Ethics; (c) willful misconduct (d) neglect or refusal to perform material duties for a period of ten (10) days after receipt of notice of such conduct; (e) conviction for any felony, including any plea of guilty or nolo contendere or placement in a pretrial diversion program; and/or (f) material breach of any of the terms of employment or any other agreement that you now have or later have with Gateway or its affiliates.

•	“Good Reason” shall mean your giving notice of voluntary resignation after the occurrence of any of the following, without your consent: (a) a material reduction of your duties, position or responsibilities as CEO; (b) Gateway’s material breach of the terms of your employment or any other agreement that you now have or later have with Gateway or its affiliates; (c) a material reduction in your Base Salary or target bonus that is not made as part of a compensation change affecting senior management generally; and/or (d) the Company requires you to be based (excluding regular travel responsibility) at any office or location more than 50 miles from Irvine, CA.

•	“Disability” shall mean you are unable to perform the essential functions of your job duties for physical or mental reasons, with or without reasonable accommodation, for a period of ninety (90) calendar days or more during any twelve-month period and you are entitled to disability benefits under the Company’s then-existing long-term disability plan. Provisions concerning Disability are subject to federal or state disability or leave laws and may be modified by a court of competent jurisdiction in the event of non-conformity with such laws to permit compliance.

•	Termination by you other than for Good Reason or by Gateway for Cause or in the event of Death or Disability. If Gateway terminates your employment for Cause, or you terminate your employment with Gateway other than for Good Reason, you shall not be entitled to any severance compensation. In the event of your death or Disability, your employment shall be deemed terminated and neither you nor your estate shall not be entitled to severance compensation.

This employment offer is contingent upon your execution of (i) Gateway’s Non-Compete, Non-Disclosure, and Intellectual Property agreement; (ii) an I-9 form which establishes identity and employment eligibility; (iii) the Consent Concerning Consumer and Investigative Consumer Reports, as well as other documents that will be provided to you.

We believe this is a great opportunity for both you and Gateway and look forward to working with you. Please confirm as indicated below that you wish to join our team and return this signed letter to Michael R. Tyler, General Counsel. This letter supersedes the letter dated August 15, 2006, and incorporates the Non-Compete, Non-Disclosure and Intellectual Property Agreement you signed in connection with the August 15 letter.

Sincerely,

/s/ Joseph G. Parham, Jr.
Joseph G. Parham, Jr.
Chairman of the CEO Search Committee of the Board of Directors of Gateway, Inc.

ACCEPTED PURSUANT TO THE TERMS SET FORTH ABOVE:

/s/ J. Edward Coleman	September 1, 2006
J. Edward Coleman	Date

cc: Richard D. Snyder, Chairman of the Board